                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)
                                (Amendment No. 1)


                              Micro Warehouse, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title and Class of Securities)

                                    45753810
                                    --------
                                 (CUSIP Number)

                                  Bruce L. Lev
             Executive Vice President of Legal and Corporate Affairs
                              Micro Warehouse, Inc.
                             535 Connecticut Avenue
                           Norwalk, Connecticut 06854
                                 (203) 899-4000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                December 20, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box o.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 Pages)
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         The Schedule 13D for Peter Godfrey (the "Schedule 13D") relating to the common stock of Micro Warehouse, Inc., a Delaware corporation (the "Company"), is hereby amended by the Amendment No. 1 to the Schedule 13D. The Company's principal executive offices are located at 535 Connecticut Avenue, Norwalk, Connecticut.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended by adding thereto the following:

         "Mr. Godfrey, Bridgeport Holdings Inc., a Delaware corporation ("Parent"), and Bridgeport Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly owned subsidiary of Parent, entered into a definitive Stockholder's Agreement, dated as of December 20, 1999 (the "Agreement"), which provides that Mr. Godfrey will tender all of the shares of common stock of the Company beneficially owned by Mr. Godfrey in the tender offer (the "Offer") for all of the Company's shares to be commenced by Purchaser and the Company pursuant to a definitive Agreement and the Plan of Merger (the "Merger Agreement"), dated as of December 20, 1999, among Parent, Purchaser, the Company and BYOWC Holdings LLC, a Delaware limited liability company. The Agreement also provides that Mr. Godfrey will not give a proxy to anyone to vote the shares of common stock of the Company that he beneficially owns and will not vote in favor of any alternate proposal for the purchase of the Company. The Agreement terminates upon the earlier to occur of the termination of the Merger Agreement or the purchase of Mr. Godfrey's shares of common stock of the Company pursuant to the Offer."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(1) Stockholder's Agreement, dated as of December 20, 1999, between Parent, Purchaser and Godfrey

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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 21, 1999


                                     By: /s/ Peter Godfrey
                                         ------------------------------------
                                         Peter Godfrey

















                                     Page 3
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                                  EXHIBIT INDEX

No.      Description
---      -----------

(1) Stockholder's Agreement, dated December 20, 1999, between Parent, Purchaser and Godfrey























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